212-474-1648

March 21, 2006

GTECH Holdings Corporation
Preliminary Proxy Statement on Schedule 14A
filed February 23, 2006 (the “Preliminary Proxy”)
File No. 1-10228

Dear Ms. Jacobs:

On behalf of our client GTECH Holdings Corporation (“GTECH”), we are responding to your letter dated March 7, 2006. The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein, and GTECH’s responses to each of the Comments are set forth below. Capitalized terms used but not defined herein have the meanings given to such terms in the Preliminary Proxy.

General

Comment 1:  Please provide us with your analysis as to why the transaction does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) under the Exchange Act. We note that Mr. W. Bruce Turner will be the chief executive officer and a director of and that senior management will also retain their positions with the surviving corporation as well as Lottomatica, the acquiring company. We further note that senior management expects to invest significantly in Lottomatica’s equity pursuant to Lottomatica’s planned rights offering. Please refer to Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Response: We respectfully advise the Staff that because none of the stockholders, officers or directors of GTECH “control” Lottomatica or will “control” Lottomatica following the proposed merger, (a) neither GTECH nor any of its “affiliates” should be deemed to be engaged, either directly or indirectly, in a going private transaction, and (b) the proposed merger does not constitute a

“Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) under the Exchange Act.

The Staff has noted that a “Rule 13e-3 transaction” “is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction…” See, Exchange Act Release No. 34-17719 (Apr. 13, 1981)(emphasis added). To determine whether management is “on both sides” of a transaction, the Staff has deemed important whether the issuer’s management ultimately would (a) hold a material amount of the surviving company’s outstanding equity securities, (b) occupy seats on the board of the company in addition to senior management positions, and (c) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”). See Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000).

GTECH is not engaged, either directly or indirectly, in the proposed merger as an acquiring party and, based on the foregoing criteria, we believe it is clear that none of GTECH’s management or directors should be deemed to be standing on “both sides” of the proposed merger.

Lottomatica has a majority controlling stockholder and thus management’s proposed equity investment cannot be material. As disclosed on page 4 of the Preliminary Proxy, De Agostini S.p.A., a privately held Italian corporation, holds, directly or indirectly, approximately 58 percent of Lottomatica’s equity interests, which constitutes majority voting control with the ability to elect a majority of Lottomatica’s Board of Directors. In light of such control, senior officers of De Agostini (who were appointed to the Board of Directors of Lottomatica by De Agostini) actively participated in the negotiations of the proposed merger, shaping Lottomatica’s positions on the most important points. De Agostini will hold approximately the same percentage ownership in Lottomatica upon completion of the proposed merger and the related transactions. In contrast, GTECH’s management, collectively, expect to hold less than two percent of Lottomatica’s equity interests following their expected purchases of shares of Lottomatica stock after completion of the proposed merger and will not own any shares of De Agostini. GTECH management’s expected equity participation in Lottomatica will not permit such management to “control” or even share in “control” of Lottomatica or the surviving company in the merger and therefore should not be deemed material.

Potential Board representation and employment arrangements do not make GTECH management “affiliates” of the purchaser. As noted above, the Staff has deemed important whether management would occupy seats on the board of the company in addition to senior management positions following the going private transaction.

As disclosed in the Preliminary Proxy, Lottomatica currently intends to invite Mr. Turner, GTECH’s chief executive officer, to join the

Lottomatica Board of Directors after the consummation of the proposed merger. Mr. Turner will not join the board of De Agostini. The Lottomatica Board of Directors currently consists of 13 members1, a majority of which are appointed by De Agostini. Under Italian law, Mr. Turner will be subject to removal from the Lottomatica Board of Directors by the vote of stockholders at a stockholders meeting representing a majority of the voting power represented at such stockholders meeting. As a result, such a board appointment will not permit GTECH’s senior management to “control” Lottomatica or the surviving corporation.

Although no definitive arrangements in respect of continued employment have yet been agreed with GTECH management, such arrangements are expected to reflect terms substantially consistent with their existing arrangements with GTECH. In Footnote 6 to Release 34- 16075, the Staff stated that the SEC “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Similarly, in Example 3, Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997), the Staff identified increases in consideration to be received by management and alterations in management’s executive agreements favorable to such management, in addition to the equity participation and board representation of management, as relevant to determining whether a Schedule 13E-3 “may” be required as a result of management continuity. GTECH respectfully submits that because the contemplated arrangements are “reasonable and customary” and, the terms are expected to be substantially consistent with their existing arrangements with GTECH, existing SEC guidance supports the conclusion that GTECH management should not be viewed as “affiliates” of Lottomatica. In any event, in light of the control of Lottomatica by De Agostini, it is clear that proposed compensation arrangements reflect an arm’s-length bargain rather than an ability by management to set their own terms of employment.

Other considerations. We respectfully note that none of the possibilities for abuse normally associated with a “Rule 13e-3 transaction” are present with respect to the proposed merger. As described in Exchange Act Release No. 34-17719 (Apr. 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

1 The current Lottomatica bylaws restrict the size of the Board of Directors to between 7 and 15 members.

As described in detail in the section entitled “The Proposed Merger - Background of the Proposed Merger,” the negotiations between GTECH and Lottomatica were arm’s-length negotiations led directly by the independent directors of GTECH. Neither Mr. Turner nor any other member of management participated in the review and deliberations of the GTECH Board in respect of the proposed merger or the decision to approve the merger agreement. In addition, as discussed in the Preliminary Proxy Statement, the negotiation of price and other material terms followed an active and extensive solicitation of potential acquirors by GTECH’s independent directors with the advice and assistance of its financial and legal advisors (including a public announcement that GTECH’s directors were examining the company’s strategic options). This active and extensive solicitation did not result in any definitive proposal to acquire GTECH at or above $35.00 per share other than from Lottomatica (except for the proposal by the Consortium, which ultimately withdrew its bid at that price following completion of due diligence).

Furthermore at the time the price and other material terms of the merger agreement were negotiated, no arrangements in respect of GTECH management participation in the proposed merger had yet been agreed. Indeed, at the time price and other material terms of the merger agreement were negotiated, no definitive understandings with respect to continued management employment even existed.

Additionally, shareholders of GTECH will be entitled to vote on the proposed merger. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. However, this is not the case in the proposed merger. In fact, members of GTECH’s management together own in the aggregate only approximately 3.8% of GTECH’s ordinary shares, an amount insufficient to affect the outcome of the vote on the merger agreement and related transactions.

Given these facts, none of the objectives of Rule 13e-3 would be furthered if the Rule were deemed applicable to the proposed merger.

Comment 2:  We note that the consummation of the transaction is conditioned upon Lottomatica obtaining the necessary financing for the transaction. In turn, certain debt financing is conditioned upon Lottomatica obtaining and maintaining a corporate and senior loan credit rating of at least Baa3/BBB- by, respectively, Moody’s Investor Service and Standard and Poor’s. In light of this condition, it would appear that the financing for the transaction is not assured. Please explain to us why information for Lottomatica pursuant to Item 14(c)(1) of Schedule 14A is not required in accordance with Instruction 2(a) of Item 14 of Schedule 14A.

Response: GTECH respectfully submits that the information required by Item 14(c)(1) of Schedule 14A with respect to Lottomatica is not required pursuant to Instruction 2(a) of Item 14 of Schedule 14A because such information is not material to an informed voting decision. In addition, GTECH respectfully submits that the financing for the proposed merger should be considered “assured” notwithstanding the ratings condition.

Instruction 2 to Item 14 of Schedule 14A states, in relevant part, that in a transaction in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of such Item “for the acquiring company need not be provided unless the information is material to an informed voting decision ( e.g., the security holders of the target company are voting and financing is not assured).”

Although, the proposed merger is conditioned upon the availability of acquisition financing, affiliates of Credit Suisse and Goldman Sachs have

(i)
agreed to enter into an underwriting agreement pursuant to which they will underwrite the shares to be issued in connection with Lottomatica’s rights issue, which remain unsubscribed following the rights issue;

(ii)
agreed to enter into a subscription agreement pursuant to which they will procure subscribers for, or failing which, subscribe for Lottomatica’s issuance of subordinated interest-deferrable capital securities; and

(iii)	committed to provide the senior debt financing,

in each of cases (i), (ii) and (iii), on the terms and subject to the conditions summarized in the Preliminary Proxy. As such, Lottomatica has demonstrated its financial ability to satisfy the terms of the proposed merger.

Parent and Acquisition Co have represented to GTECH that the aggregate proceeds to be disbursed pursuant to the such financing commitments, together with the cash required by the merger agreement to be on hand at GTECH at the time of the consummation of the proposed merger, will be sufficient to consummate the proposed merger on the terms contemplated by the merger agreement. Therefore, if the proposed merger is completed, sufficient financing will necessarily be available. If sufficient financing is not available, the proposed merger will not be completed. In no event will a shareholder of GTECH be required to rely on the condition (financial or otherwise) of Lottomatica or any of its affiliates to receive payment of the merger consideration. Consequently, the information required by paragraph (c)(1) of such Item 14 of Schedule 14A is not material to a voting decision.

The financing for the proposed merger should be considered “assured” for the same reasons. As noted in the Staff’s Comment, certain of the financing requires that Lottomatica obtain and maintain a rating of at least Baa3/BBB- by, respectively, Moody’s Investor Service and Standard & Poor’s. This condition does not, however, result in the financing being any less assured, as the proposed merger itself is conditioned upon obtaining such ratings. In addition, GTECH notes that following announcement of the proposed merger, Moody’s Investor Service and Standard & Poor’s have provided provisional ratings of Baa3 and BBB-, respectively, on a pro forma basis. As such, the ratings conditions are no more likely to cause the financing to be unavailable than the other customary conditions to the financing and the merger (including the material adverse change conditions, which themselves are not deemed to cause financing not to be “assured”).

* * *

If we may be of further assistance, please do not hesitate to call Philip Gelston, Sarkis Jebejian or Robert Pleasant at (212) 474-1000.

Very Truly Yours,
/s/ Robert A. Pleasant
Robert A. Pleasant

Barbara C. Jacobs
Anne Nguyen
Daniel Lee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549